UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form
6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
For the six months ended June 30, 2024
Commission File Number
001-10882
Aegon Ltd.
(Translation of registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Aegonplein 50
P.O. Box 85
2501 CB The Hague
the Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form
20-F
or Form
40-F.
☒
 Form
20-F
☐
 Form
40-F
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by
Regulation
S-T
Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by
Regulation
S-T
Rule 101(b)(7):_____
The Interim Financial Statements, notes thereto and Operating and Financial Review and Prospects of Aegon Ltd. (the “Company”) listed below are attached hereto as Exhibit 99.1. Such financial statements and discussion and analysis are incorporated by reference herein and in the Company’s Registration Statement under the Securities Act of 1933, as amended, on Form
S-8
(File No.
333
-238
186).

Explanatory note:
Aegon Ltd. hereby voluntarily amends Aegon Ltd.’s Form 6-K for the six month period ended June 30, 2024, which was originally filed on August 22, 2024 (the “Original Form 6-K”), by including iXBRL tagging for Item 1: Condensed consolidated interim financial statements.
No other changes have been made to the Original Form 6-K. Among other things, none of the changes included in this Form 6/A affect Aegon’s net result or shareholders’ equity, nor does this Form 6-K/A reflect events occurring after furnishing of the Original Form 6-K or modify or update the disclosure therein in any way other than as required to reflect the amendment described above.
Item 1: Interim Financial Statements
Condensed consolidated income statement for the six months ended June 30, 2024, and June 30, 2023
Condensed consolidated statement of comprehensive income for the six months ended June 30, 2024, and June 30, 2023
Condensed consolidated statement of financial position on June 30, 2024, and December 31, 2023
Condensed consolidated statement of changes in equity for the six months ended June 30, 2024, and June 30, 2023
Condensed consolidated cash flow statement for the six months ended June 30, 2024, and June 30, 2023
Notes to the Condensed consolidated interim financial statements
Item 2: Operating and financial review and prospects
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Aegon Ltd.
(Registrant)
Date: September 3, 2024

/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and
Head of Corporate Financial Center

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